SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended
December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from
                  to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL- MYERS SQUIBB COMPANY
345 PARK AVENUE
NEW YORK, NY 10154
(212) 546-4000

BRISTOL–MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001 AND 2000

REQUIRED INFORMATION

1.
The Financial Statements and Schedule of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit A. Consent of PricewaterhouseCoopers LLP, Independent Accountants.

2

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol–Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL–MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN

Date:	June 28, 2002	By:	/S/ HARRISON M. BAINS, JR.

Harrison M. Bains, Jr.
Vice President, Tax and Treasury, And Acting Chief Financial Officer Acting Chairman, Bristol-Myers Squibb Company Savings Plan Committee

3

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
DECEMBER 31, 2001

Other schedules required by Section 2520.103-10 of the Department of Labor regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants of the Bristol–Myers
Squibb Company Employee Incentive Thrift Plan
and the Savings Plan Committee of
Bristol–Myers Squibb Company

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 27, 2002

BRISTOL–MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

	2001	2000
ASSETS:
Interest in Savings Plan
Master Trust	$128,222	$181,110
Loans to Participants	1,237	1,353

Net Assets Available for Benefits	$129,459	$182,463

The accompanying notes are an integral part of these financial statements.

BRISTOL–MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

	2001	2000
ADDITIONS:
Employer Contributions	$909	$1,002
Employee Contributions	2,421	2,360
Plan’s share of net investment income in Savings Plan Master Trust	—	21,878

Total additions	3,330	25,240
DEDUCTIONS:
Distributions and withdrawals	(17,556)	(12,536)
Plan’s share of net investment loss in Savings Plan Master Trust	(38,778)	—

Total deductions	(56,334)	(12,536)

Net (deductions) additions	(53,004)	12,704
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	182,463	169,759

End of Year	$129,459	$182,463

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

NOTE 1—DESCRIPTION OF PLAN

General

The Squibb Employee Incentive Thrift Plan became effective on July 1, 1973 as one of two successor plans to the original Squibb Employee Incentive Thrift Plan which was adopted effective January 1, 1968 by E. R. Squibb & Sons, Inc., a subsidiary of Squibb Corporation.

On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol–Myers Company, and Bristol–Myers Company changed its name to Bristol–Myers Squibb Company (the “Company”). Effective January 1, 1991, the name of the Squibb Employee Incentive Thrift Plan was changed to the Bristol–Myers Squibb Company Employee Incentive Thrift Plan (the “Plan”).

Effective October 1, 1994, the Plan ceased operating within the Bristol-Myers Squibb Company Master Trust and began operating within the Bristol-Myers Squibb Company Savings Plan Master Trust (the “Savings Plan Master Trust”) maintained by Fidelity Investments (“Fidelity”). The assets of the Plan were commingled within the Savings Plan Master Trust with the assets of the Bristol-Myers Squibb Company Savings and Investment Program (the “Savings Program”).

On April 1, 1999, the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Puerto Rico Program”) assets were transferred from Northern Trust to Fidelity and began operating within the Savings Plan Master Trust. The assets of the Thrift Plan are commingled within the Savings Plan Master Trust with the assets of the Savings Program and the assets of the Puerto Rico Program.

The Savings Plan Master Trust Statement, presented in Note 6, includes the interests of the Plan, the Savings Program and the Puerto Rico Program.

The Bristol–Myers Squibb Company Savings Plan Committee (the “Committee”) is the administrator of the Plan and named fiduciary for Plan assets.

On August 6, 2001, the Company completed the spin off of its Zimmer business to shareholders, at which time Zimmer Holdings, Inc. became an independent publicly traded company.

A non-participant directed Zimmer Holdings, Inc. stock fund was established in the Plan at the time of the spin off. All participants in the Company Stock Fund received in this fund one share of Zimmer Holdings, Inc. stock for every ten shares of Bristol-Myers Squibb stock held in the Company Stock Fund. Balances can remain in this fund for two years but no new contributions or inter-fund transfers to the fund are permitted.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

Contributions

In general, any employee who meets certain service requirements is eligible to participate in the Plan. An employee electing to participate in the Plan can elect to contribute up to 16% of his or her Annual Benefit Salary or Wages (as defined in the Plan) on an after–tax basis or to reduce his or her compensation by up to 16% and have such amount contributed on his or her behalf on a pre–tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total, both on an after–tax and on a pre–tax basis, of 16% subject to applicable limitations. For each participant, the first 6% of total combined contributions is matched 75% by the Company.

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis. All investment decisions are self directed by participants. Participant contributions are invested in any one or more of the following funds which comprise the Savings Plan Master Trust: Company Stock Fund, Zimmer Holdings, Inc. Stock Fund, Fixed Income Fund, Fidelity Select Equity Small Capitalization Collective Trust Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity U.S. Bond Index Fund, Fidelity Puritan Fund, Fidelity Retirement Money Market Portfolio, U.S. Equity Index Commingled Pool and the Dreyfus Appreciation Fund Inc. In addition, the Plan permits eligible transfer contributions (a distribution from another qualified pension or profit sharing plan or from a conduit individual retirement account), provided certain prerequisites are met.

Company matching contributions are automatically invested in the Company Stock Fund. These contributions may not be transferred out of the Company Stock Fund unless the participant is 55 years old or older. If the participant is 55 years old or older, he or she may make a separate investment election for Company matching contributions.

The Plan was amended to comply with GUST and Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRAA) legislation.

Investments

Company Stock Fund—Consists primarily of shares of Common Stock of Bristol-Myers Squibb Company, which are registered for the purpose of the Plan with the United States Securities and Exchange Commission. From time to time, the Plan may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company. Share amounts have been adjusted for the two-for-one stock split effective February 1999. Net (deductions) additions to the Company Stock Fund in 2001 and 2000 totaled ($54,422) and $10,712, respectively.

Zimmer Holdings, Inc. Stock Fund—Consists primarily of shares of common stock of Zimmer Holdings, Inc., which are registered for the purpose of the Plan with the United States Securities and Exchange Commission. From time to time, the Plan may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Zimmer Holdings, Inc. Net additions to the Zimmer Holdings, Inc. Stock Fund in 2001 totaled $5,637.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

Fixed Income Fund—Consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Plan under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a net basis. Contracts with the Metropolitan Life Insurance Company, New York Life Insurance Company, Principal Mutual Life Insurance Company, and the John Hancock Mutual Life Insurance Company were in place at December 31, 2001.

From time to time, the Plan may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment in funds of profit sharing and savings plans and programs.

At any point in time this fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2001 and 2000 was 6.9% and 6.5%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2001 and 2000 was approximately 6.1% and 6.6%, respectively.

Fidelity Select Equity Small Capitalization Collective Trust Fund—Seeks investment results that exceed the return of the Russell 2000 Index while maintaining a portfolio with risk characteristics similar to the Index.

Fidelity Equity-Income Fund—Seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor’s 500 Index.

Fidelity Growth Company Fund—Seeks to provide capital appreciation.

Fidelity U.S. Bond Index Fund—Seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Puritan Fund—Seeks to provide income and capital growth consistent with reasonable risk.

Retirement Money Market Portfolio—Seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity.

U.S. Equity Index Commingled Pool—Seeks to approximate the composition and the total return on the Standard & Poor’s 500 Index.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

Dreyfus Appreciation Fund, Inc.—Seeks to increase the value of investment over the long term through capital growth. Current income is a secondary objective of this fund.

Withdrawals

While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made subject to certain restrictions of the Plan.

Vesting

A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Plan.

Loans

While remaining in employment, a participant may request a loan from the Loan Fund. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Plan, determined as of the valuation date, or (2) fifty thousand dollars less the highest outstanding loan balance during the previous twelve months.

At December 31, 2001 and 2000, there were outstanding loans totaling approximately $1,200 and $1,400 respectively, with interest rates ranging from 5.75% to 10.5% and having varying maturity dates.

Termination of employment

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity for employees hired prior to October 1, 1994. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

NOTE 2—ACCOUNTING POLICIES

Valuation

The Company Stock and Zimmer stock in the Zimmer Holdings, Inc. stock fund are valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust funds are valued at the last reported bid price at the end of the year. Fixed income and money market instruments are valued at cost plus interest earned, which approximates their respective fair values. Shares of the Fidelity mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in guaranteed investment contracts (“GICs”) are reported at contract value by the insurance companies. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan Year.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Income, expenses and realized and unrealized gains and losses on securities

Interest is accrued as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust, are allocated to the Plan based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets as the Plan’s share of net investment income in the Savings Plan Master Trust.

All expenses incurred by the Plan, other than investment management and trustee fees, which are paid from each fund’s assets, are paid by the Company.

NOTE 3—TERMINATION FORFEITURES

Forfeitures of amounts contributed by the Company and certain of its affiliates due to terminations, net of amounts reinstated, are used to reduce future Company contributions. Forfeitures are also used to pay certain plan expenses. Forfeitures for the years ended December 31, 2001 and 2000 were $6 and $2, respectively.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

NOTE 4—TAX STATUS OF THE PLAN

In the Plan’s latest determination letter dated July 24, 1995, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, counsel believes that the Plan is qualified and the related Trust is tax–exempt as of December 31, 2001 and 2000.

Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the trustee until the participant’s account is distributed to the participant.

NOTE 5—TERMINATION OF THE PLAN

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, the interest of each participant in all funds will vest immediately. In accordance with Plan provisions, the Company has the right to amend or replace the Plan for any reason.

NOTE 6—MASTER TRUST

The Plan’s share of the Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Trust. The Plan’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2001 and 2000 was 3% and 4%, respectively. The Plan’s approximate share of the Savings Plan Master Trust’s investment activities for the years ended December 31, 2001 and 2000 was 5%.

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

At December 31, 2001 and 2000, the financial position of the Master Trust was as follows:

	2001		2000
	Cost	Market Value	Cost	Market Value
Assets:
Investments at Fair Value:
Company Stock Fund
Bristol-Myers Squibb Company Common Stock	$917,083	$1,888,307	$921,942	$2,878,238
Fidelity Management Trust Company Institutional Cash Portfolio	19,745	19,745	2,923	2,923
Zimmer Holdings, Inc. Stock Fund
Zimmer Holdings, Inc. Common Stock	40,676	101,908	—	—
Fidelity Management Trust Company Institutional Cash Portfolio	2,864	2,864	—	—
Fixed Income Fund
Group Annuity Contracts, New York Life Insurance Company with interest rates ranging from 5.53% to 7.01%, varying maturity dates.	199,145	199,145	252,601	252,601
Group Annuity Contracts, Metropolitan Life Insurance Company with interestrates ranging from 6.19% to 7.54%, varying maturity dates.	153,158	153,158	156,767	156,767
Group Annuity Contracts, Principal Mutual Life Insurance Company, 5.73% to 6.55%, varying maturity dates.	147,627	147,627	136,600	136,600
Group Annuity Contracts, John Hancock Mutual Life Insurance Company, 5.82% to 7.47%, varying maturity dates.	155,411	155,411	96,144	96,144
Fidelity Institutional Cash Portfolio Money Market	35,058	35,058	48,071	48,071

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

	2001		2000
	Cost	Market Value	Cost	Market Value
Fidelity Puritan Fund	14,241	13,738	7,333	7,366
Fidelity Equity-Income Fund	147,076	152,388	139,847	160,080
Fidelity Growth Company Fund	358,068	330,452	403,730	478,073
Fidelity Retirement Money Market Portfolio	73,866	73,866	45,906	45,906
Fidelity US Bond Index Fund	78,329	80,641	62,769	64,360
US Equity Index Commingled Pool	417,636	382,601	451,438	466,200
Dreyfus Appreciation Fund, Inc.	25,462	22,825	18,929	18,070
Fidelity Select Equity Small Capitalization Collective Trust Fund	60,540	79,369	58,346	77,999
Total Investments	2,845,985	3,839,103	2,803,346	4,889,398
Receivables:
Interest Receivable		37		50
Receivables from Sales of Securities		4,553		6,455
Other Receivables		—		357

Total Assets	2,845,985	3,843,693	2,803,346	4,896,260
Payables:
Payables from Purchases of Securities		(4,074)		(7,488)
Other Payables		(369)		—

Net Assets	$2,845,985	$3,839,250	$2,803,346	$4,888,772

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)

The changes in the Trust net assets for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Additions:
Transfer in from the DuPont Savings Plan	$30,999	$—
Employer contributions	56,480	54,619
Employee contributions	151,100	138,540

	238,579	193,159
Investment activities:
Interest income	49,394	45,361
Dividend income	56,282	104,681

	105,676	150,042
Net appreciation in fair value of investments	—	259,187

Net investment activities	105,676	409,229

Deductions:
Transfer of net assets to Zimmer Holdings, Inc. Savings and Investment Program*	(137,000)
Transfer of net assets to Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan*	(3,448)
Transfer of net assets to Cosmair Employee Retirement Savings Plan*	—	(19,261)
Distributions and withdrawals	(301,692)	(329,254)
Net depreciation in fair value of investments	(951,637)

	(1,393,777)	(348,515)

(Decrease) Increase in trust net assets	(1,049,522)	253,873

Net Assets:
Beginning of Year	4,888,772	4,634,899

End of Year	$3,839,250	$4,888,772

*	Transfers of net assets in connection with divestitures by the Company in 2000 and 2001.

The net (depreciation) appreciation in the fair value of the Trust investments by fund for the years ended December 31, 2001 and 2000 was as follows:

	2001	2000
Company Stock Fund	$(770,326)	$389,436
Zimmer Holdings, Inc. Stock Fund	8,618
Fidelity Puritan Fund	(732)	(7)
Fidelity Equity-Income Fund	(14,365)	(613)
Fidelity Growth Company Fund	(120,161)	(85,351)
Fidelity U.S. Bond Index Fund	1,242	2,226
U.S. Equity Index Commingled Pool	(54,768)	(46,972)
Dreyfus Appreciation Fund, Inc.	(2,221)	(998)
Fidelity Select Equity Small Capitalization Collective Trust Fund	1,076	1,466

	$(951,637)	$259,187

SCHEDULE I

BRISTOL-MYERS SQUIBB COMPANY
EMPLOYEE INCENTIVE THRIFT PLAN
SCHEDULE OF INVESTMENTS (HELD AT YEAR END)
DECEMBER 31, 2001
(IN THOUSANDS)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Costs/ Proceeds	Current Value

Fidelity Institutional Retirement Service Company	Interest in Savings Plan Master Trust		$128,222

Plan participant	Participant loans, with varying maturity dates		1,237

	Interest rates: 5.75% to 10.50%

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